No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13000726

P.E. 1/18/2013

DIVISION OF
CORPORATION FINANCE



Received SEC
MAR - 7 2013
Washington, DC 20549

March 7, 2013

Steven J. Kemps
Dean Foods Company
steve_kemps@deanfoods.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-07-2013

Re: Dean Foods Company
Incoming letter dated January 18, 2013

Dear Mr. Kemps:

This is in response to your letter dated January 18, 2013 concerning the shareholder proposal submitted to Dean Foods by the AFL-CIO Equity Index Fund. We also have received a letter on the proponent's behalf dated January 30, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Maureen O'Brien
The Marco Consulting Group
obrien@marcoconsulting.com

March 7, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dean Foods Company
Incoming letter dated January 18, 2013

The proposal urges the board to adopt a policy that the board's chairman be an independent director.

We are unable to concur in your view that Dean Foods may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Dean Foods may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE MARCO
CONSULTING
GROUP



January 30, 2013

VIA EMAIL
Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal submitted to Dean Foods Company by the AFL-CIO Equity Index Fund

Ladies and Gentlemen,

By letter dated January 18, 2013, Dean Foods Company ("Dean Foods" or the "Company") asked that the Office of the Chief Counsel of the Division of Corporation Finance confirm that it will not recommend enforcement action if Dean Foods omits a shareholder proposal (the "Proposal") submitted pursuant to the Commission's Rule 14a-8 by the AFL-CIO Equity Index Fund (the "Proponent").

The Proposal requests that Dean Foods adopt a policy that the Board's chairman be an independent director. Dean Foods claims that it may exclude the Proposal in reliance on Rule 14a-8(i)(3) and 14a-9, as it is vague and indefinite because the Proposal does not contain a definition of independent director. The Proponent disagrees with the Company's argument for reasons explained below.

The Proposal is not vague or indefinite

Dean Foods noted several no action challenges where the Staff permitted exclusion of similar proposals on vagueness grounds because the proponents referenced third party sources in defining the term independent director, such as the definitions offered by the NYSE or the Council of Institutional Investors ("CII").

The Company's reference to these cases demonstrates the Catch-22 of applying definitions from outside parties. If the Proponent referred to the NYSE or CII definition of independence, Dean Food could argue the Proposal is vague or indefinite for not expanding on the citation with additional clauses within the 500-word limit requirements

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

for shareholder proposals under Rule 14a-8(d). See: *Citigroup* (April 21, 2009); *Wyeth* (March 19, 2009); *PG&E Corp.* (March 7, 2008); *Schering-Plough Corp.* (March 7, 2008); and *JPMorgan Chase & Co.* (March 5, 2008). The NYSE List Company Manual uses more than 1,000 words to define independent director for listed companies.

The request for an independent chairman of the board is a perennial shareholder proposal that is perhaps the most well understood corporate governance concept to shareholders and the public. A proposal filed at McKesson Corporation in 2012 used identical language to this Proposal and did not cause confusion among shareholders. In fact, the independent chair proposal at McKesson received a majority of votes cast. Shareholders showed similarly clear and robust support for nearly identical proposals at Republic Airways (48%) and Waste Connections (39.6%) in 2012. Copies of the proposals are attached in Annex B (McKesson), Annex C (Republic Airways) and Annex D (Waste Connections).

Furthermore, the Proposal is silent on alternative definitions of independent director because it is reliant on the Company's own definition. The Staff rejected a request for no action relief in a similar case in *Comcast* (March 5, 2010) under Rule 14a-8(i)(3) where the shareholder argued the proposal "incorporates Comcast's definition of "independent director" because it makes no reference or attempt to define those words."

Likewise, this Proposal incorporates Dean Foods' definition of independent director because it makes no reference or attempt to define those words in a different way. The Company defines independent director within its own proxy statement where the Proposal will appear.

Dean Foods' 2012 proxy statement states:

> Under applicable NYSE rules, a director qualifies as "independent" only if the Board of Directors affirmatively determines that he or she has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a material relationship with the Company). Our Board of Directors conducts an annual assessment of the independence of each member of our Board of Directors, taking into consideration all relationships between our Company and/or our officers, on the one hand, and each director on the other, including the director's commercial, economic, charitable and family relationships, and such other criteria as our Board of Directors may determine from time to time.

Dean Foods also defines independence in its Corporate Governance Principles, which is available on its website:

> An 'independent director' is one who affirmatively determines meets all requirements for independence as set forth in the rules of the Securities and Exchange Commission and the New York Stock Exchange. In making a determination regarding a proposed director's independence, the Board shall consider all relevant facts and circumstances, including the director's commercial, economic, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

Although we believe it is unnecessary, the Proponent is willing to amend the language in the Proposal to incorporate the definition cited in last year's version of the Proposal if the Company feels references to third party definitions better clarifies the meaning of independent director for shareholders. The new language added to the amended Proposal in Annex A defines independent director: "according to the definition set forth in the New York Stock Exchange listing standards."

Dean Foods has not met its burden to demonstrate it is entitled to exclude the Proposal under Rule 14a-8(i)(3). The Proposal will appear in the very same proxy materials containing the Company's own definition of independent director. Dean Foods' shareholders will know with reasonable certainty what the Proposal requests.

For the foregoing reasons, the Proponent believes that the relief sought in Dean Food's no action letter should not be granted. If you have any questions, please feel free to contact the undersigned at 312-612-8446 or at obrien@marcoconsulting.com.

Sincerely,



Maureen O'Brien
Assistant Director
Proxy Services

Cc: Lynn Panagos
7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814
lpanagos@chevychasetrust.com

Annex A
Amended Proposal

RESOLVED: The shareholders of Dean Foods Company (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director, according to the definition set forth in the New York Stock Exchange listing standards. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board.

In our opinion, a board of directors is less likely to provide rigorous oversight of management if the Chairman is not independent, as is the case with our Chairman Gregg L. Engles. Mr. Engles stepped down as Company CEO in August 2012 to serve as CEO and Chairman of a wholly-owned subsidiary. He continues to serve as Chairman on our Board of Directors, a role he has held since continuously since 2002.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board. We urge you to vote **FOR** this resolution.

Annex B
Shareholder Proposal in McKesson's 2012 Proxy Statement

Item 5. ***Stockholder Proposal on an Independent Board Chairman***

The following stockholder proposal has been submitted to the Company for action at the Annual Meeting by the International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue NW, Washington, DC 20001, which represents that it is the holder of 110 shares of the Company's common stock:

RESOLVED: The shareholders of McKesson Corporation (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board.
In our opinion, a Board of Directors is less likely to provide rigorous independent oversight of management if the Chairman is the CEO, as is the case with our Company. CEO John H. Hammergren has served as both Chairman and CEO since July 2002.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a Company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We, thus, believe that an independent director serving as chairman can help ensure the functioning of an effective board. We urge you to vote **FOR** this resolution.

Annex C
Shareholder Proposal in Republic Airways' 2012 Proxy Statement

PROPOSAL NO. 4 - STOCKHOLDER PROPOSAL REGARDING THE ADOPTION OF A POLICY THAT THE CHAIRMAN OF THE BOARD OF DIRECTORS BE AN INDEPENDENT DIRECTOR
The International Brotherhood of Teamsters, 25 Louisiana Avenue, NW, Washington, DC 20001 (owner of 335 shares of the Company) has advised the Company that it plans to present the following proposal at the Annual Meeting. The proposal is included in this Proxy Statement pursuant to the rules of the SEC.

RESOLVED: The shareholders of Republic Airways Holdings, Inc. (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the position of Chairman is critical in shaping the work of the Board.

In our opinion, a Board of Directors is less likely to provide rigorous independent oversight of management if the Chairman is the CEO, as is the case with our Company. CEO Bryan K. Bedford has served as both Chairman and CEO since August 2001.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a Company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.
We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board. We urge you to vote **FOR** this resolution.

Annex D

Shareholder Proposal in Waste Connections' 2012 Proxy Statement

PROPOSAL 5 — STOCKHOLDER PROPOSAL CONCERNING ADOPTION OF A POLICY THAT THE CHAIRMAN OF THE BOARD BE AN INDEPENDENT DIRECTOR

The International Brotherhood of Teamsters General Fund, 25 Louisiana Avenue, NW, Washington, DC 20001, owner of 168 shares of our common stock since December 13, 2006, has given notice that it, or its proxy, intends to present at the Annual Meeting the following proposal, which is OPPOSED by the Board of Directors.

Stockholder Proposal

RESOLVED: The shareholders of Waste Connections, Inc. (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas priorities and procedures, the position of Chairman is critical in shaping the work of the Board.

In our opinion, a Board of Directors is less likely to provide rigorous independent oversight of management if the Chairman is the CEO, as is the case with our Company. CEO Robert J. Mittelstaedt has served as both Chairman and CEO since January 1998.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009).

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a Company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board.

We urge you to vote **FOR** this resolution.



January 18, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dean Foods Company — Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, Dean Foods Company, a Delaware corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal submitted by the AFL-CIO Equity Index Fund (the "Proposal") from the proxy materials for the Company's 2013 Annual Meeting of Shareholders (the "2013 Proxy Materials"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2013 Proxy Materials for the reasons set forth below.

Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not less than 80 days before the Company files its definitive 2013 Proxy Materials with the Commission.

A copy of this letter is being sent on this date to the proponent informing the proponent of the Company's intention to omit the Proposal from the 2013 Proxy Materials. Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the proponent that if the proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned pursuant to Rule 14a-8(k) and Staff Legal Bulletin 14D.

THE PROPOSAL

On December 6, 2012, the Company received the Proposal, which provides for the following resolution:

> The shareholders of Dean Foods Company (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so



> as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

A complete copy of the Proposal (including the supporting statement) and related correspondence is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is vague and indefinite and therefore violates Rule 14a-9.

ANALYSIS

The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy solicitation materials "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This includes any portion or portions of a proposal or supporting statements that, among other things, contain false or misleading statements.

The Staff consistently has taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) when "the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004). Moreover, a proposal is sufficiently misleading and indefinite so as to justify its exclusion where a company and its shareholders might interpret the proposal differently, such that any action ultimately taken by the company to implement the proposal could be different from the actions envisioned by the shareholders voting on the proposal (*Fuqua Industries, Inc.* (March 12, 1991)).

The Proposal requests that shareholders "urge the Board of Directors to adopt a policy that the Board's chairman be an independent director." The linchpin of the Proposal is the concept of an "independent" director. However, the Proposal fails to define the standard of independence that would be utilized in selecting a chairman, rendering the standard of independence and the Proposal subject to varying interpretations. The SEC has repeatedly found the existence of this flaw in similar proposals to be grounds for their exclusion under Rule 14a-8(i)(3).

In *The Boeing Corporation*, the SEC found that a proposal requiring that the chairman of the board be independent according to the 2003 Council of Institutional Investors definition was impermissibly vague and indefinite because it did not provide shareholders with a sufficient definition of "independent" director that applied. *See The Boeing Corporation* (February

10,2004); *see also Citigroup, Inc.* (April 21, 2009); *Wyeth* (March 19, 2009); *PG&E Corp.* (March 7, 2008); *Schering-Plough Corp.* (March 7, 2008); and *JPMorgan Chase & Co.* (March 5, 2008) (where proposals to adopt bylaws requiring that an "independent" lead director be elected using the Council of Institutional Investors' standard of independence were excluded under Rule 14a-8(i)(3) as vague and indefinite).

The Proposal actually suffers from an even greater defect than the proposals submitted in *Boeing*, *Citigroup*, *Wyeth*, *PG&E*, *Schering-Plough*, and *JPMorgan Chase*. In those instances, the proponents identified *some* standard of independence in their proposals (the one set forth by the Council of Institutional Investors). In this instance, the Proposal fails to include any standard of independence at all, merely a naked reference to the concept of an "independent director," and the supporting statement provides no assistance to a stockholder trying to determine what such standard would be. Accordingly, stockholders voting on the Proposal will have no guidance from either the resolution or the supporting statement in the Proposal as to the definition of independence to be applied under the Proposal and, as with each of the above-cited proposals that were excluded under Rule 14a-8(i)(3), this flaw renders the Proposal so inherently vague and indefinite that it is misleading and therefore may be omitted under Rule 14a-8(i)(3) as a violation of Rule 14a-9.

The Proposal is distinguishable from that in *Comcast Corporation*, in which the Staff denied no-action relief under Rule 14a-8(i)(3). *See Comcast Corporation* (March 5, 2010). In *Comcast*, the proposal called for an amendment to the company's articles of incorporation "to require that an independent director, *who has not previously served as an executive officer of the Company*, be its Chairman." *Comcast Corporation* (March 5, 2010) (emphasis added). Like the Proposal, the proposal in *Comcast* called for an independent chairman without referencing any applicable external standard for the term "independent." However, the proposal in *Comcast* explicitly expanded the meaning of an "independent" chairman to exclude past company executives, whereas the Proposal lacks such a clause. The importance of this type of clarifying language was subsequently reiterated in *WellPoint, Inc.* and *The Procter & Gamble Company*. In *WellPoint, Inc.*, the Staff permitted the exclusion of a proposal seeking to impose a standard for independence of the chairman of the board by reference to the "definition set forth in the New York Stock Exchange ("NYSE") listing standards." *See WellPoint, Inc.* (Feb. 24, 2012; reconsideration denied March 27, 2012). The Staff accepted WellPoint's argument that the proposal was excludable as vague and indefinite because (i) the emphasis of the proposal was on the NYSE standard of director independence since the text of the proposal did not provide an alternate standard for independence in terms of having the chairman be a director who has not previously served as an executive officer of the Company, and (ii) the proposal lacked a description of the NYSE standard sufficient for the company's shareholders to understand what they were voting on. The Staff reached a similar conclusion in *The Procter & Gamble Company*, allowing the company to exclude a proposal requiring the chairman of the board to be "independent" according to the meaning set forth in the NYSE listing standards as impermissibly vague and indefinite because it failed to disclose to shareholders a sufficient definition of "independent" that applied. *The Procter & Gamble Company* (July 6, 2012). As in *WellPoint*, the proposal in *Procter & Gamble* referred to an undefined external standard and did not contain the alternate, clarifying language that the chairman be an individual who had not previously served as an executive officer of the company.

In contrast to *WellPoint* and *Procter & Gamble*, in *PepsiCo, Inc.* the proposal called for the board to "adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), *who has not previously served as an executive officer of our Company*." *See PepsiCo, Inc.* (February 2, 2012) (emphasis added). The company argued that the proposal was vague and indefinite because it referred to an external set of guidelines for independence but did not describe the substantive provisions of those external guidelines. The Staff denied no-action relief under Rule 14a-8(i)(3). *See also Reliance Steel & Aluminum Co.* (February 2, 2012) and *General Electric Company* (January 10, 2012; reconsideration denied February 1, 2012) (where the Staff did not allow the exclusion under Rule 14a-8(i)(3) of proposals to adopt identical policies). Although these proposals referenced the independent director standard of the NYSE without describing such standard, they also included an alternate test of independence – that the chairman be an individual who had not previously served as an executive officer of the company – sufficient to shift the emphasis away from a single, undefined standard. Unlike these proposals, the Proposal lacks an alternate test of independence sufficient to allow the stockholders voting on the Proposal, or the company in implementing the Proposal, to understand how to determine if a director is "independent." The supporting statement suggests that the Company's current chairman is not independent but does not explicitly provide the basis for this determination. Is it because the chairman was formerly CEO of the Company? Is it because the chairman is currently CEO and chairman of a publicly-traded subsidiary of the Company? Is there some other basis for this determination? Because the Proposal and the supporting statement do not articulate such a basis, a stockholder reading the Proposal and the supporting statement would be unable to divine the applicable standard of independence that the Proposal endorses.

The Proposal is vague and indefinite, in ways even more compelling than those contained in the stockholder proposals excluded in *WellPoint*, *Procter & Gamble*, *Boeing*, *Wyeth*, *Citigroup*, *PG&E*, *Schering-Plough*, and *JPMorgan Chase* and lacks the feature that is common to the proposals in *PepsiCo*, *Reliance Steel*, *General Electric* and *Comcast* and that distinguishes them from the aforementioned precedent. The Proposal does not define director independence by reference to any substantively described external standard and does not provide any alternate, clarifying language necessary to understand the meaning of an "independent" director. It provides no standard for independence at all. For these reasons, we believe that the Proposal is in violation of Rule 14a-9 and warrants exclusion on the basis of Rule 14a-8(i)(3).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2013 Proxy Materials. Please do not hesitate to call me at (214) 303-3432 or by email at steve_kemps@deanfoods.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,



Steven J. Kemps
Executive Vice President and General Counsel
Dean Foods Company

cc: Rachel A. Gonzalez
Erika L. Robinson, WilmerHale

Attachments: Exhibit A

EXHIBIT A



CHEVY CHASE TRUST
INVESTMENT ADVISORS

7501 Wisconsin Avenue, Suite 1500W
Bethesda, Maryland 20814

ChevyChaseTrust.com

Lynn M. Panagos
SENIOR MANAGING DIRECTOR

TEL 240.497.5048 FAX 240.497.5013
lpanagos@chevychasetrust.com

December 6, 2012

steve_kemps@deanfoods.com

Mr. Steven J. Kemps
Executive Vice President, General Counsel and Corporate Secretary
Dean Foods Company
2711 North Haskell Avenue
Suite 3400
Dallas, Texas 75204

RE: AFL-CIO Equity Index Fund

Dear Mr. Kemps:

In our capacity as Trustee of the AFL-CIO Equity Index Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Dean Foods Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.





Please direct all questions or correspondence regarding the Proposal to the attention of:

Greg A. Kinczewski
Vice President/General Counsel
Marco Consulting Group
550 W. Washington Boulevard, 9th Floor
Chicago, IL 60661
312-612-8452
kinczewski@marcoconsulting.com

Sincerely,



Lynn Panagos
Senior Vice President



AFL-CIO Equity Fund Proposal

Independent Board Chair

RESOLVED: The shareholders of Dean Foods Company (the "Company") urge the Board of Directors to adopt a policy that the Board's chairman be an independent director. The policy should be implemented so as not to violate any contractual obligation and should specify: (a) how to select a new independent chairman if a current chairman ceases to be independent during the time between annual meetings of shareholders; and, (b) that compliance with the policy is excused if no independent director is available and willing to serve as chairman.

SUPPORTING STATEMENT: It is the responsibility of the Board of Directors to protect shareholders' long-term interests by providing independent oversight of management. By setting agendas, priorities and procedures, the position of chairman is critical in shaping the work of the Board.

In our opinion, a board of directors is less likely to provide rigorous oversight of management if the chairman is not independent, as is the case with our Company. Chairman Gregg L. Engles stepped down as Company CEO in August 2012 to serve as CEO and Chairman of a wholly-owned subsidiary. He continues to serve as Chairman on our Board of Directors, a role he has held since continuously since 2002.

We believe that having a board chairman who is independent of the Company and its management is a governance practice that will promote greater management accountability to shareholders and lead to a more objective evaluation of management.

According to the Millstein Center for Corporate Governance and Performance (Yale School of Management), "The independent chair curbs conflicts of interest, promotes oversight of risk, manages the relationship between the board and CEO, serves as a conduit for regular communication with shareowners, and is a logical next step in the development of an independent board." (Chairing the Board: The Case for Independent Leadership in Corporate North America, 2009)

An NACD Blue Ribbon Commission on Directors' Professionalism recommended several years ago that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." A blue-ribbon report from The Conference Board echoed that sentiment a few years later.

A number of institutional investors believe that a strong, objective board leader can best provide the necessary oversight of management. Thus, the California Public Employees' Retirement System's Global Principles of Accountable Corporate Governance recommends that a company's board should generally be chaired by an independent director, as does the Council of Institutional Investors.

We thus believe that an independent director serving as chairman can help ensure the functioning of an effective board. We urge you to vote **FOR** this resolution.

December 10, 2012

Mr. Steven J. Kemps
Executive Vice President, General Counsel and Corporate Secretary
Dean Foods Company
2711 North Haskell Avenue
Suite 3400
Dallas, Texas 75204

RE: Chevy Chase Trust and AFL-CIO Equity Index Fund

Dear Mr. Kemps,

Pursuant to a certain agreement between SEI Private Trust Company ("SPTC") and Chevy Chase Trust Company ("Chevy Chase"), Chevy Chase has engaged SPTC, a DTC participant, to serve as its subcustodian for certain assets held by the AFL-CIO Equity Index Fund (the "Fund"). In that capacity, per SPTC's records, as of the close of business on December 7th, 2012, the Fund held 39,234 shares of Dean Food Company stock and the Fund has held at least 9,127 shares continuously for one year prior to December 7, 2012.

Sincerely,



Kristina Young
Director
SEI Private Trust Company

SEI PRIVATE TRUST COMPANY
1 Freedom Valley Drive P.O. Box 1100 Oaks, Pennsylvania 19456 T 610 676 1000 / www.seic.com